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SEC FILE NUMBER
8-66750

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Torch Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4006 Austin Meadow Drive
(No. and Street)

Sugar Land	TX	77479
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tom O'Driscoll	713-898-6038	tom@torchsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & Co. LLP
(Name – if individual, state last, first, and middle name)

C-7/227, Sector-7, Rohini	New Delhi	India	110085
(Address)	(City)	(State)	(Zip Code)

	110085
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas O'Driscoll, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Torch Securities, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

PANKAJ PATEL
Notary Public, State of Texas
Comm. Expires 03-06-2023
Notary ID 126028510

Notary Public 03/30/2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2021

TORCH SECURITIES, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

OATH OR AFFIRMATION

I, Thomas O'Driscoll, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Torch Securities, LLC, as of December 31, 2021 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public 03/30/2022

PANKAJ PATEL
Notary Public, State of Texas
Comm. Expires 03-06-2023
Notary ID 126028510

NOTARY PUBLIC STATE OF TEXAS

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Members of
Torch Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Torch Securities, LLC (the "Company") as of December 31, 2021 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Matter

The accompanying statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 of the financial statements, the Company had a loss from operation during the year 2021 amounting to USD 4,249. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The Financials statements do not include any adjustments that might result from outcome of this uncertainty. Our opinion is not modified with respect to this matter.

AJSH & Co LLP

AJSH & Co LLP

We have served as the Company's Auditor since 2020

New Delhi, India
March 30, 2022

TORCH SECURITIES, LLC

Statement of Financial Condition

December 31, 2021

ASSETS

Cash	$ 6,538
Other assets	$ -
Total assets	$ 6,538

LIABILITIES AND MEMBERS' EQUITY

Member's equity	$ 105,127
Members' Equity Deficits	$ (98,589)
Total members' equity	$ 6,538
Total liabilities and members' equity	$ 6,538

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Operations

For the year ended December 31, 2021

REVENUE	
Total revenue	$ -
EXPENSES	
Consultancy Fee	$ -
Accounting & Taxes	$ -
Other operating expenses	$ 4,249
Total expenses	$ 4,249
NET INCOME BEFORE INCOME TAXES	$ (4,249)
NET INCOME	$ (4,249)

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Changes in Members' Equity

For the year ended December 31, 2021

	Members' Equity	Net Income	Total Member's Equity
Unadjusted balance at January 1, 2021	**$ 102,937**	**$ (94,340)**	**$ 8,597**
Member's contribution	$ 2,190	-	$ 2,190
Distributions		-	-
Net income	-	$ (4,249)	$ (4,249)
Ending balance at December 31, 2021	**$ 105,127**	**$ (98,589)**	**$ 6,538**

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Cash Flows

For the year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (4,249)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	-
Net cash used in operating activities	$ (4,249)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	$ 2,190
Net cash provided in financing activities	$ 2,190
Increase in cash	$ (2,059)
Cash - beginning of year	$ 8,597
Cash - end of period	$ 6,538

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES,LLC

Notes to Financial Statements

December 31, 2021

Note 1: Organization

Business Activity

Torch Securities, LLC (the "Company"), and a Delaware limited liability company, was formed in October 2004. It was granted membership in the Financial Industry Regulatory Authority ("FINRA"), as a limited broker-dealer in May 2005. The Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. The Company does not underwrite securities orparticipate in the brokerage of publicly traded securities.

Note 2: Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the Company's operations are recognized in the period the services are provided or upon closing of an M&A transaction. A non-contingent investment banking fees recognized in the period the service is provided per SAB 104 and FASB guidelines. A contingent investment banking fee is earned only if an M&A transaction closes and is recognized on the closing date of an M&A transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements.Actual results could differ from those estimates.

Note 2: Significant Accounting Policies (cont.)

Consultancy Fees

Consultancy Fees represent amounts paid to individual members in the form of success fees, salary, or other similar compensation. Such payments to a member shall not reduce the capital accounts of such member, except to the extent of its distributive share of any company losses or other downward capital adjustment resulting from such payment.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes inequity. There were no comprehensive income items for the year ended December 31, 2021.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Going Concern

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations during 2021 amounting to USD 4,249. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management has pledged additional support to the Company to enable it to continue as a going concern.

Note 4: Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-l, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net Capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $6,538 of which$1,538 was in excess of its required minimum net capital per SEC Rule 15c3-1. The Company had no aggregate indebtedness.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for

Identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the

fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 6: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs"). For the year ending December 31, 2021, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations.

There were no new accounting pronouncement during the year ended December 31, 2021 that management believe would have a material impact on our financial position or results of operation.

Note 7: Provision for Taxes

The Company as an LLC is a non-tax paying entity for federal tax purposes and is allowed to absorb any gains or losses in the member's individual tax return. As the tax obligations of the sole member is carried to his individual tax return, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the sole member. Under section 650l(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-l(a) ofthe Income Tax Regulations (Tax Regulations), for the years 2013, 2014, and 2015 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 8: Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2021. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2021.

Note 9: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company made no accruals. As a sole member of Torch Securities, LLC, the company used the home of Mr. O'Driscoll the Company's President and CEO as the main office.

Note 10: Members contribution

During 2021, Mr. O'Driscoll made $2,190 of cash contributions to the Company.

Note11: Subsequent Events

These financial statements were approved by management and available for issuance on March 30, 2022. Subsequent events have been evaluated through this date.

TORCH SECURITIES,LLC

Statement of Net Capital

Schedule I

For the year ended December 31, 2021

	Focus12/31/21	Audit12/31/21	Change
Member's equity, December 31, 2021	$ 6,538	$ 6,538	$ -
Less: Non allowable assets:			
Other asset			
Tentative net capital	$ 6,538	$ 6,538	$ -
Haircuts:			
NETCAPITAL	$ 6,538	$ 6,538	$ -
Minimum net capital	(5,000)	(5,000)	
Excess net capital	$ 1,538	$ 1,538	$ -
Aggregate indebtedness	-	-	
Ratio of aggregate indebtedness to net capital			

There was no difference noted between the Audit and Focus report as of December 31, 2021.

The accompanying notes are an integral part of these financial statements

Torch Securities, LLC

Schedule II- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

As of December 31, 2021

For the year ended December 31, 2021, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3.

Accordingly, there are no items to report under the requirements of this Rule.

Torch Securities, LLC

Schedule III- Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2021

For the year ended December 31, 2021, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3.
Accordingly, there are no items to report under the requirements of this Rule.

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
Torch Securities, LLC

We have reviewed management's statements, included in the accompanying Torch Securities, LLC's ("the Company") Exemption Report, in which (1) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F R. § 240.17a-5 because the Company limits its business activities exclusively to : (i) Private placement of securities; and (ii) Merger and Acquisition advisory services; and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

AJSH & Co. LLP

AJSH & Co LLP

New Delhi, India
March 30, 2022

Torch Securities, LLC
Exemption Report pursuant to Amendment to Rule 17a-5

Torch Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations

3. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company has met identified exemption provision throughout the most recent fiscal year without exemption.

Torch Securities, LLC

By:

Thomas O'Driscoll, President